UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-UA

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):    May 7, 2024

The3rdBevCo Inc.

(Exact name of registrant as specified in its charter)

New York	84-3292369
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

(Address of principal executive offices)

Registrant’s telephone number, including area code (631) 285-3644

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 4. Changes in Issuer’s Certifying Accountant

On May 7, 2024, the Board of Directors of The3rdBevCo, Inc. (the “Company”) dismissed BF Borgers C.P.A. PC (“BF Borgers”) as the Company’s independent registered public accounting firm. On May 3, 2024, the Securities and Exchange Commission (the “SEC”) announced that it had settled charges against Borgers that it failed to conduct audits in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). As part of the settlement, Borgers agreed to a permanent ban on appearing or practicing before the SEC. As a result of Borgers’ settlement with the SEC, the Company dismissed Borgers as its independent accountant.

The Company is in the process of engaging a new public accounting firm and will provide an updated disclosure as soon as that occurs.

The reports of BF Borgers on the Company’s consolidated financial statements for the fiscal year ending December 31, 2022, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the fiscal year ending December 31, 2022, and through the date of termination, May 7, 2024, there were no “disagreements” with BF Borgers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BF Borgers would have caused BF Borgers to make reference thereto in its report on the consolidated financial statement for stated year. During the fiscal year ending December 31, 2022, and through May 7, 2024, there have been no “reportable events” (as defined in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Registration S-K).

The U.S. Securities and Exchange Commission has advised that, in lieu of obtaining a letter from BF Borgers stating whether or not it agrees with the statements herein, the Company may indicate that BF Borgers is not currently permitted to appear or practice before the SEC for reasons described in the SEC’s Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The3rdBevCo, Inc.

By:	/s/ Peter Scalise
Peter Scalise
Principal Executive Officer

Date: May 15, 2024

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